ATEL 17, LLC

600 Montgomery Street, Ninth Floor

San Francisco, CA 94111

December 22, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ATEL 17, LLC (the “Company”)
SEC File No. 333-203841

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to 12:00 noon, Eastern Standard Time, January 5, 2016, or as soon thereafter as practicable.

In that regard, the undersigned registrant hereby acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATEL 17, LLC

By:	ATEL Managing Member, LLC, Manager

By:	/S/ DEAN L. CASH
Dean L. Cash
Chief Executive Officer